Exhibit (a)(1)(E)
UNITED RENTALS, INC.

OFFER TO PURCHASE FOR CASH

UP TO 27,160,000 SHARES OF ITS COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

AT A PURCHASE PRICE NOT GREATER THAN $25.00

NOR LESS THAN $22.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 16, 2008 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

June 17, 2008

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by United Rentals, Inc., a Delaware corporation (“United Rentals” or the “Company”), to act as the Dealer Managers in connection with the Company’s offer to purchase up to 27,160,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred share purchase rights, at a purchase price of not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). All references to “shares” refer to shares of Common Stock unless otherwise indicated and include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 28, 2001, between United Rentals, Inc. and American Stock Transfer & Trust Co., as Rights Agent, as amended. All shares tendered and purchased will include such associated preferred share purchase rights. No additional consideration will be paid for the associated rights.

On the terms and subject to the conditions of the Offer, United Rentals will determine a single per share price, not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer. United Rentals will take into account the total number of shares tendered and the prices specified by tendering shareholders in determining this price. United Rentals will then select the lowest purchase price (in multiples of $0.25 above $22.00) (the “Purchase Price”) within the price range specified above that will allow it to buy 27,160,000 shares (or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn). All shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. United Rentals will purchase only shares properly tendered at prices at or below the Purchase Price. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the Expiration Date.

If more than 27,160,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, the Company will purchase shares in the following order of priority:

•	First, the Company will purchase all lots of less than 100 shares tendered in their entirety (“Odd Lots”) at the Purchase Price from shareholders who properly tender their entire Odd Lot at or below the Purchase Price and who do not properly withdraw those shares before the Expiration Date.

•	Second, after purchasing all the Odd Lots that were properly tendered at or below the Purchase Price, the Company will purchase shares at the Purchase Price from all other holders who properly tender shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until the Company has acquired the number of shares that it has offered to purchase (except for shareholders who tendered shares conditionally for which the condition was not satisfied).

•	Third, only if necessary to permit the Company to purchase 27,160,000 shares (or such greater number of shares as United Rentals may elect to purchase, subject to applicable law), the Company will purchase shares at the Purchase Price from shareholders who have validly tendered shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the Expiration Date. Shares issuable upon the conditional exercise of options or warrants and tendered in accordance with the special procedures described in Section 3 of the Offer to Purchase will be treated as conditionally tendered for this purpose.

Therefore, the Company may not purchase all of the shares that you tender even if you tender them at or below the Purchase Price. See Sections 1 and 6 of the Offer to Purchase.

United Rentals expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements and the terms of the Purchase Agreement. See Section 1 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated June 17, 2008;

2.	The Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;

3.	The Notice of Guaranteed Delivery to be used to accept the Offer and tender shares pursuant to the Offer if the certificates representing shares are not immediately available, the procedure for book-entry transfer cannot be completed by the Expiration Date or if all other required documents cannot be delivered to the Depositary by the Expiration Date;

4.	A printed form of letter which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer;

5.	Letter to Shareholders, dated June 17, 2008; and

6.	A return envelope addressed to American Stock Transfer & Trust Company., as Depositary for the Offer.

Certain conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on July 16, 2008, unless the Offer is extended.

For shares to be tendered properly pursuant to the Offer:

•	the certificates representing the shares or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, in each case together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

•	the tendering shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase and Letter of Transmittal.

United Rentals will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers and Information Agent as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares in a brokerage account or otherwise through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if shareholders tender shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary. United Rentals will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of United Rentals, the Information Agent or the Depositary for purposes of the Offer. United Rentals will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in the Offer to Purchase.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to D.F. King., as Information Agent, 48 Wall Street, 22nd Floor, New York, NY 10005, telephone: (800) 269-6427 (toll free) or (212) 269-5550 (collect).

Very truly yours,
UBS Investment Bank
Credit Suisse Securities (USA) LLC

Nothing contained in this document or in the enclosed documents will make you or any other person an agent of United Rentals, the Dealer Managers, the Information Agent or the Depositary or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed and the statements contained in those documents.

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